ENVOY COMMUNICATIONS GROUP INC. ANNOUNCES
FISCAL 2004 THIRD QUARTER RESULTS
Growth in Revenues, Profitability and Strengthened Balance Sheet

TORONTO, ON —Tuesday August 3, 2004 at 9:00 A.M. — Envoy’s management is pleased with our improved results. The company has made good progress this quarter. These achievements include:
•	Reporting net income of $1.2 million dollars
•	Net income growth for the quarter of 29% over Q3 2003
•	Year to date revenue growth for continuing operations of 12%
•	Q3 2003 compared to Q3 2004 revenue growth of 7%
•	Further strengthened our balance sheet — cash and cash equivalents of $52 million dollars, of which a large portion is slated for our acquisition/investment program
•	Gained further traction for our proprietary software (ODIN) — we now have over 2,000 registered users in 4 countries
•	Watt International ranked number one in Design Weeks top 100
•	Awarded GlobalShop 2004 retail design award for best grocery design

“Our management team is energized by the momentum we see in our industry and our business. We believe we are just at the beginning of a new and exciting chapter in our journey to become the world authority in retail and consumer branding. Envoy is now in an enviable position. Envoy has the right management team in place, at the right time, in a very exciting economic cycle. The strength of our balance sheet gives us the ability to fund both our organic growth as well as our acquisition plan. Envoy intends to leverage these opportunities as we move closer to the high-growth stage of our business,” said Geoff Genovese, CEO of Envoy Communications.

New business
In our 3rd quarter, we have added new contracts with six major North American retailers from various industries, including hardware, three major North American food retailers, a major U.S. account in the beverage/alcohol category and a fashion account. The committed project revenues from these new contracts total approximately $2.6 million, of which less than 10% is reflected in our 3rd quarter results. We have continued to grow our marketing and sales teams in the U.K. and North America. This new group is building momentum and has a backlog of new business proposals that we anticipate will translate into new client contracts. At the same time, our management team and employees remain focused on building and maintaining our current client relationships.

Profitability
Although our Q3 results have improved compared to last year, Envoy’s management believes we can achieve stronger results from our current operations. These areas include stronger organic growth from the efforts of our expanded sales and marketing team, significant savings of interest expense and investment earnings from our significant cash position, improved results from Gilchrist North America and significant improvements through acquisitions and acquisition synergies.

Strength
Envoy is now in a position of strength, no debt, $52 million in cash, growing revenues, profitability, a competitive advantage with our powerful proprietary software and a well defined and developed strategic acquisitions program. We can now move forward from strength to further strength.

Strategic Acquisition Plan
Although we have no specific acquisitions to report now, we will be releasing an up-date on the progress of our Strategic Acquisition Plan on Thursday, August 5th at 9:00 AM Eastern Standard Time.

Financial Highlights
Envoy’s third quarter results have improved significantly over the previous year, excluding non-recurring items and discontinued/sold operations. Envoy recorded revenues of $11.1 million for the three months ending June 30, 2004, compared to $10.4 million for the three months ending June 30, 2003. Net income improved from $1.0 million in the third quarter of fiscal 2003 to $1.2 million in the third quarter of fiscal 2004, an improvement of 29%.

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Cautionary Statement
Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of Section 21E(i)(1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Envoy’s actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Envoy’s services, changes in competition, the ability of Envoy to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Envoy that Envoy’s plans and objectives will be achieved. These forward-looking statements speak only as of the date of this press release, and Envoy undertakes no obligation to update or revise the statements.

For further information, please call:
Envoy Communications Group Inc.
Contact: Geoffrey Genovese
Tel: (416) 593-1212

Financial Highlights

Envoy Communications Group Inc.
Consolidated Income Statement highlights
(Expressed In Canadian dollars)
(Unaudited — Prepared by Management)

	Jun 30	Jun 30
For the three months ended	2004	2003
Net revenue	$11,059,966	$10,373,300
Operating expenses	9,168,918	8,304,389
Depreciation	595,069	593,200
Amortization of intangible asset	—	6,049
Investment Earnings	(87,848)	—
Accreted interest imputed on warrants and debentures (non cash interest)	—	192,717
Interest expense and financing costs	11,024	425,700

Income before recovery of restructuring costs, income taxes and discontinued operations	1,372,803	851,244
Restructuring costs recovery	—	191,293
Income before income taxes and discontinued operations	1,372,803	1,042,537
Income taxes	128,808	72,000

Income before discontinued operations	1,243,996	970,537
Loss from discontinued operations, net of income taxes	—	3,380

Net earnings	1,243,996	967,157
Deficit, beginning of period	(49,141,916)	(46,839,329)

Deficit, end of period	$(47,897,920)	$(45,872,172)

Earnings per share from continuing operations
Basic	$0.01	$0.05
Diluted	$0.01	$0.03
Earnings per share from discontinued operations
Basic	$—	$—
Diluted	$—	$—

Weighted average number of common shares outstanding	106,916,738	21,260,250

Envoy Communications Group Inc.
Consolidated Income Statement highlights
(Expressed In Canadian dollars)
(Unaudited — Prepared by Management)

	June 30	June 30
For the nine months ended	2004	2003
Net revenue
from continuing operations	$30,685,905	$27,122,221
from operations sold/disposed of	—	3,429,180

	30,685,905	30,551,401
Operating expenses	27,508,143	27,387,257
Depreciation	1,758,042	1,735,425
Amortization of intangible asset	—	18,148
Investment Earnings	(137,313)	—
Accreted interest imputed on warrants and debentures (non cash interest)	2,552,991	626,780
Interest expense and financing costs	1,002,124	1,485,750

Loss before recovery of restructuring costs, gain on disposal of subsidiary, income taxes and discontinued operations	(1,998,082)	(701,959)
Recovery of restructuring costs	—	191,605
Gain on disposal of subsidiary	—	2,271,811

(Loss) income before income taxes and discontinued operations	(1,998,082)	1,761,457
Income taxes	343,929	66,100

(Loss) income before discontinued operations	(2,342,011)	1,695,357
(Loss) income from discontinued operations, net of income taxes	(465,142)	62,000

Net (loss) income	(2,807,153)	1,757,357
Deficit, beginning of period	(45,090,767)	(47,629,529)

Deficit, end of period	$(47,897,920)	$(45,872,172)

Earnings (loss) per share from continuing operations
Basic	$(0.04)	$0.08
Diluted	$(0.04)	$0.07
Earnings (loss) per share from discontinued operations
Basic	$(0.01)	$0.00
Diluted	$(0.01)	$0.00

Weighted average number of common shares outstanding	74,316,274	21,259,471

Envoy Communications Group Inc.
Consolidated Balance Sheet highlights
(Expressed In Canadian dollars)
(Unaudited — Prepared by Management)

	June 30	September 30
As at:	2004	2003
Assets
Current Assets	$68,858,527	$18,843,965
Long term assets	19,809,466	19,122,798

	$88,667,993	$37,966,763

Liabilities and Shareholders’ Equity
Current Liabilities	$9,507,159	$20,703,891
Long-term debt	370,636	4,904,369
Shareholders’ equity	78,790,198	12,358,503

	$88,667,993	$37,966,763